Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: OCI N.V.

Subject Companies: OCI N.V.; CF Industries Holdings, Inc.

Form S-4 File Number: [●]

Below is a transcript of OCI N.V.’s conference call on August 27, 2015.

OCI N.V.

August 27, 2015

2:30 p.m. GMT

Operator:	Good morning, my name is (Elsa) and I will be your conference operator today. At this time, I would like to welcome everyone to the First Half 2015 Results Conference Call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks, there will be a question and answer session. If you would like to ask a question during this time, simply press star then the number one on your telephone keypad. If you would like to withdraw your question, press the pound key.

Mr. Nassef Sawiris, you may begin your conference.

Nassef Sawiris:	Hello everyone and thank you for joining us for the first half 2015 results conference call. First, Salman Butt will give highlights of key operation events and give an update on our financial position. I will then give an update on our recent strategic announcement and our outlook.

Salman Butt:	Thank you Nassef and thank you all for joining us. Let me first give some operational highlights. I’ll compare the first half 2015 numbers with the restated numbers for the first half of 2014, following the demerger of the construction business in March of this year. We are reporting only the fertilizer and chemical as continuing operation and have classified the construction business as discontinued.

On this basis, our revenues decreased by about 11 percent from the first half of 2014 to $1.15 billion in the first half of 2015. The decline was mainly due to lower revenues at our methanol and ammonia facility in Texas that was shut down between January and April for the debottlenecking and expansion project. This facility successfully restarted in April and has been giving excellent results, sometimes above the design capacity.

Egyptian operations reported low revenue as a result of low gas supply in the first half of this year, compared with the first half of 2014. This was particularly the case for the first quarter of this year.

Product volumes were only marginally lower in the first half of the year. Overall volumes decreased by 2.2 percent to 3.6 million tons for the half year, driven by a strong contribution from Sorfert and our European operations offset by low volumes in Egypt and Beaumont.

In the second quarter, volumes rebounded and increased by about 24 percent compared to the same quarter last year, and by about 30 percent compared to the first quarter of this year.

Despite the drop in revenues, our like for like EBITDA improved by 3 percent from $362 million in the first half of ’14 to $372 in the first half of this year. The EBITDA margin reached 32.3 percent compared to 27.9 percent in the comparable period last year.

In the $372 million EBITDA for the first half, SG&A included a number of items, adding up to about $30 million, including $20 million related to Iowa and Natgasoline projects, and in particular Iowa, where we are ramping up for the operations, but where the current costs are not generating any revenues.

There were also some $5 million of SG&A when OCI Beaumont was down, which affected the percentages — percentage G&A compared to revenues, and some other items related to the demerger of the construction business which we treated as one-offs.

So all in all, these costs had either no revenue associated with them or can be treated as one-off.

Operationally, our European and Algerian operations performed very well. But we did not reach full potential yet as a result of the plant shutdown at OCI Beaumont, and low utilization at our Egyptian operations.

In Europe, our operations benefited from a 26 percent drop in average spot natural gas prices, and a high nitrate premium. And as a result, recorded a higher operational results.

Sorfert volumes improved from the first half in 2014. The plant has a potential to run at sustained high levels going forward.

OCI Beaumont was shut down at the end of January for its debottlenecking and turnaround project. The plant restarted successfully in April and has since then periodically exceeded its new design capacity on both production lines.

Our Egyptian operations, EFC and EBIC produced low volumes in the first half of 2015 compared to the first half of ’14, especially in the first quarter, driven by continued natural gas supply shortages, not able to cover more of the new developments which are positive.

Below the — below the EBITDA line, our net interest charges dropped significantly as a result of the absence of interest expense related to the tax dispute liability in Egypt in the first half of ’14, and reduced interest expense in Sorfert due to lower net debt.

Our tax charges were — charge was positive due to zero tax rate in Algeria, combined with tax carry forwards at IFCO. But the minority interest increased at Sorfert’s (profits) were up compared to the same period last year.

As a result of lower interest cost, our net income from continuing operations increased 112 percent from $49.5 million to $104.8 million.

Let me move on to the balance sheet now. Our gross debt outstanding went down from $5 billion at the end of ’14 to $4.7 billion as of 30th June 2015, mainly due to lower debt at Sorfert resulting from strong cash flow and currency movements.

Our net debt decreased slightly from about $4.2 billion at the end of ’14 to $4.1 billion as of 30th of June. The capital increase of 150 million euros in January ’15, and deleveraging Sorfert were offset by capital expenditures at our three projects in the United States.

Total capital expenditure was about $600 million in the first half of this year. And we expect to spend a similar amount in the second half.

I’ll now hand over to Nassef for further commentary.

Nassef Sawiris:	Thank you, Salman. First, I would like to highlight the progress we’ve made during the first half of the year, then I would like to shed some light on the recent announcement on the combination with CF Industries followed by the prospects for our remaining businesses after this transaction is completed.

We made good progress during the first half of the year and in particular we saw some momentum in the second quarter.

As Salman mentioned, OCI Beaumont was shut down for about 80 days to complete its expansion project. We are pleased with its completion and the performance since then. Both methanol and ammonia plants have been running at times even above their original design capacity and have been running quite smoothly since April.

In Sorfert and OCI nitrogen, both had solid performance in the first half here with higher results than last year in the same period as Salman outlined.

There was some improvement in the gas situation at EFC compared to the first quarter after the first FSRU arrived in Egypt in the middle of April and imports began. The arrival of LNG in Egypt boosts the supply of natural gas to the fertilizer industry including our operations. EFC, our utilization rate was higher in the second quarter of this year than in the first year.

Earlier this month, the Egyptian government announced that it has entered into a contract with BW Maritime of Norway for a second LNG FSRU, recently built in Singapore, which is expected to be in place by the end of September and ready for October operations shortly thereafter — in October 2015.

The use of this imported gas is primarily to increase supply to industrial users. Most of — almost all of the demand of the power sector during the peak season of the summer was already fulfilled from the first FSRU. So we believe that with the arrival of the second vessel, EFC has the potential to go back to operating at full capacity and EBIC at slightly lower than full capacity because of the usage of the same jetty for the arrival of the vessels. So it could be around closer to 50 percent to 60 percent of the full capacity of EBIC, but closer to 100 percent of EFC.

Our projects in the United States are also progressing well. Construction at IFCO is now about 90 percent complete. And during September, we will start significant commissioning activities. And production is earmarked for the first quarter of 2016. So we are within months of seeing production in our Wever, Iowa plants.

Natgasoline, our project — our methanol project being constructed in Texas has now reached a 24 percent completion as of end of July.

Let me now comment on the transaction we recently announced with CF Industries.

Earlier this month, we announced an agreement with CF Industries to combine our Dutch holding company’s owning OCI nitrogen in the Netherlands, Iowa Fertilizer Company, our trading business in Dubai, and our 80 percent stake in OCI Partners in Texas, with the global assets of CF Industries to create a global leader in the sector.

We also include in that on your holding company a 45 percent interest in our new methanol project, Natgasoline, together with a call option to acquire the remaining interest for CF Industries during the coming few years after closing.

We believe it was another transformational transaction for OCI, following the demerger of our construction business in March of this year. I believe that the combination will create significant value to our collective shareholders and this opportunity allows our shareholders to participate directly in the emergence of a new global leader in nitrogen with unparalleled growth prospects.

All in all, I think that the market believes that the transaction still has some obstacles and has not yet taken into consideration that the full understanding of the transaction and we are here to explain any questions you have on that.

Our retained fertilizer and methanol assets have also significant upside potential. Post transaction, we will have our share in Sorfert, our 55 percent stake in Natgasoline, our BioMCN methanol operation recently acquired in Holland and the Egyptian assets of EFC and EBIC.

Sorfert is a highly competitive plant on a global basis, highly cash generative and continues to deleverage rapidly. Net debt by the end of June was approximately under 50 percent of where it was a year ago and now stands just below $900 million compared to $1.8 billion a year ago.

Prospects for Natgasoline and BioMCN are also very promising. Methanol demand has been growing over the past decade at an average of 7 percent per annum. And the outlook for demand growth remains high with record numbers in the U.S. of housing starts and increased usage of methanol as a fuel.

In addition to several methanol to olefin plants coming on stream in the coming six months, creating an incremental 4 million tons of additional methanol demand.

Bio methanol and biofuels are also key markets in Europe that are becoming more and more popular. BioMCN as one of Europe’s largest methanol producers is well positioned to capture these growth opportunities and offers potential for significant value creations through various strategic initiatives.

Our Egyptian plants that have been underutilized, we expect utilization rates to improve as early as October as the arrival of the second FSRU contracted by EGAS from BW Norway, comes to operation.

Looking at the remainder of the year, we expect a better second half based on OCI Beaumont operating at the increased capacity and without the 80-some day stoppage that we witnessed in the first half. We also as I mentioned expect higher Egyptian utilization rate in the fourth quarter and onwards into 2016 based on the current plans and discussions that we’ve had with the government of Egypt.

Beyond 2015, we are optimistic of our outlook for all out assets and see the momentum continue to build, supported by the balance sheet strengths post the CF transaction and the financial flexibility and the value creation continues for our shareholders who will participate in the growth with CF industries.

We are now open for questions.

Operator:	As a reminder, if you would like to ask a question during this time, simply press star then the number one on your telephone keypad. Press star-one to ask a question.

And your first question comes from the line of Frank Claassen.

Frank Claassen:	Yes, good afternoon. Frank Claassen, Rabobank.

Three questions, please. First, on the closing of the CF deal, you know, can you say — what can you say about timing and what do you see is still the main hurdles today? And then secondly, I notice that your net financing costs were pretty low in the first half certainly compared to your growth debt. Were there any one-offs in there and what do you see is the run rate going forward? And thirdly, yeah, can you explain more about the rationale to buy the BioMCN in the Netherlands and what are your plans for these assets and what do you see as prospects going forward for that asset? Thank you.

Nassef Sawiris:	I think we see limited hurdles for the closing of the transaction, not much different than any transactions of this nature. We are filing this week with the U.S. regulator for the antitrust and hopefully within the coming week or two with Brussels for the European antitrust filing.

As you well know, fertilizer is a global commodity with huge amounts of global trade and price movements, are determined by global trade and no longer is that — and not at all by domestic product in any given country. So we do not see any issues with all concerns on that front.

The timing for the closing of the transaction continues to be some time in the early parts of 2016. And we do not see that dragging beyond the first half of 2016.

Concerning the financing cost — I’ll move to BioMCN and then give Salman to explain exactly the interest expense evolution.

On BioMCN, there is a rising trend in Europe of adopting methanol as a fuel. That — and Europe is a net importer to the magnitude of 2-plus million tons of methanol. Without even that trend continuing for the allocation of increased usage of methanol in fuels, what BioMCN’s unique opportunity is that it has the capability and is already selling methanol as an alternative to ethanol as a biofuel. And hence, it gets a significantly higher price on the methanol uses and creates significantly new demand for methanol that otherwise would not be there.

In certain cases, these prices could reach north of 700-plus million euros as opposed to a global price of methanol that is now just under $400 million — $400, excuse me. So the Bio element is adopted in the — by the EU as a renewable fuel that gets credit from the use of natural gas that is generated from what is known as a green natural gas. So use from landfills in the U.S. or Europe, and this is really the direction that we believe will add and could change the potential for the methanol industry significantly moving forward. So BioMCN is critical to the launch of — the future launch of Natgasoline, because we expect a significant portion of Natgasoline to be benefiting from that arbitrage of pricing on the methanol front.

I will pass on to Salman to talk about the interest reduction.

Frank Claassen:	Yeah, sorry to interrupt. But coming back to the BioMCN, given the low price you paid, do you have to invest a lot in the new facility or what is your plan on that side?

Nassef Sawiris:	I think — I do not want to talk much about the low price we paid. We have to realize that these are industries that are very sensitive to the timing in Europe when that transaction took place. Historically, natural gas prices in Europe were averaging north of $10, and in other times even in winter, reaching $11 and $12.

We are now entering a new gas regime in Europe where we saw that already in OCI Nitrogen fill in, where we are now paying $6 for natural gas, and we have seen even record lows achieved. So you have to remember that for a methanol — a $1 price movement could be something in the north of 10 percent movement in margins. So it’s almost like very similar to the nature of ammonia production. So the $4 decline in natural gas transforms BioMCN and gives it a lot of potential to improve its earnings.

BioMCN consists of two methanol plants. One — each of them 400,000 tons. One is currently mothballed and one is operating quite efficiently. In the short term, we are not yet — we are not yet decided on the second — returning the second line back to production. We will evaluate that some time in 2016.

Frank Claassen:	And on the financial charges ...

Salman Butt:	Yeah, on the financial charges, there is nothing extraordinary about this year’s — this half’s numbers. We only have a $20 million net FX gain, which is typically plus/minus similar number that is achieved every year. The reduction in interest expense is real because debt dropped quite a lot in Sorfert, as well as the FX reduction in the Sorfert debt outstanding, also resulted in lower dollar value of that number.

Also, the fact that interest rates in our revolver on euro-dollar rates which have been — which are very able, which have come down. And so you can pretty much create our interest cost and regular (on way). Later this year, we will add more financing on Natgas, but that, you know, you will follow that as it happens. So the increases there will be also offset by the continuing pay down in Sorfert as well as EFC and we’ll see a nitrogen ...

Nassef Sawiris:	We are actually benefiting on the net debt side from the decline in the Egyptian pounds and the Algerian dinars. 25 percent of our debt on EFC is in Egyptian pounds. And all our debt in Algeria is in Algerian dinars. So that continues to be a positive — have positive impacts on our total net debt.

Frank Claassen:	OK, thank you very much.

Operator:	And your next question comes from the line of Neeraj Kumar.

Neeraj Kumar:	Hi guys, it’s Neeraj Kumar from JP Morgan. Many thanks for the call and presentation. I have two questions, if I may, please.

Firstly, could you please elaborate more on the statement which is in the press release, like you mentioned, focus on evaluating investment opportunities where OCI can benefit from global natural price advantages and (expertise) in the natural gas value chain? A bit more details on this, please, if possible.

And secondly, what’s your outlook for gas for Egypt in 2016 and 2017? I understand now things will improve. So what’s the operating rate you are budgeting for, like, 2016?

And secondly, my understanding is your optimism is more on the arrival of LNG, or do we expect any policy changes as well in Egypt which could benefit OCI? Thank you very much.

Nassef Sawiris:	On the first question, when you look at analyzing opportunities, OCI has a history since our IPO of evaluating opportunities that are best achieved by combining our development expertise, our ability to execute projects and finance them. We did that in the cement creating almost 34 million tons of capacity. And we ramp up the fertilizer business.

We see a lot of opportunities that we will focus on in 2016 after the transformational transaction is completed. I would not go into specifics now. But we continue to monitor the situation and various ideas.

Concerning the outlook for Egyptian gas, several things are happening at the same time. So first of all, the import environment for LNG has never been so favorable. And Egypt just signed the second FSRU. They also agreed with the Rosneft yesterday for a significant number of shipments starting from October for the second FSRU, and into 2016.

In addition to that, what is more important is that a lot of the — Egypt has a lot of natural gas reserves. So right now, 80 percent of the gas needs to 70 percent in the summer are fulfilled by domestically produced gas which is a lower cost gas for the government and also for the consumer. So the prospects right now with international gas price at current levels, and expected to stay low because a lot of it is pegged to Brent at these levels.

The blended gas price will continue to be quite acceptable for us. In addition to that, a lot of the monetization projects that have been stopped or put on the backburner for almost three or four years of political turmoil are all now starting to come to fruition. So we saw in the second and third quarter ENI of Italy increased their gas — domestic gas production. BP is embarking on a very ambitious $15 billion expansion program of its local gas reserves. So we are optimistic that the reserves that exist in Egypt will eventually be monetized and that imports could be a temporary thing event until roughly 2017, early 2018, until these big projects come onstream. The BP project alone would increase Egypt’s domestic gas production by 25 percent. So the outlook for Egyptian gas should improve moving forward.

Neeraj Kumar:	If I may ask, what is the operating nature, budgeting for 2016 and 2017? I understand maybe after 2018 probably those plants are running at 100 percent. But before that, what do you think? What would be the ...

Nassef Sawiris:	I think it’s fair to assume that EFC will run back to normal between 90 percent and 100 percent. EBIC will run at a reduced capacity because of some logistical issues and not really gas availability related to EBIC’s export terminal, that is partially also will have limited access due to the arrival of the LNG vessel in the same port.

The advantage we are getting is that the LNG is arriving within a few miles from our production facility. So we are best located to benefit from these imports with a high gas pressure. But on the EBIC side, because of the nature of ammonia ships and LNG ships, there will be some impacts, so conservatively we’re looking at EBIC being reduced and not returning to normal.

But based on the volume that will be imported and the total industrial sector gas needs, with Egypt having converted most of the cement plant to coal usage, we believe that EFC can operate between 90 percent and 100 percent for the next year.

Neeraj Kumar:	Thank you very much.

Nassef Sawiris:	... up to 50 percent.

Operator:	Again, if you would like to ask a question, press star-one.

And you have another question from the line of Muneeba Kayani.

Muneeba Kayani:	Hi Nassef and Salman. Thanks for the call. Just question on China. There’s been lots of news coming out of there in terms of the VAT increase recently for exports. There was also some removal of subsidies to fertilizer producers subsidies and utilities and then to throwing to the mix, weaker Chinese currency.

How do you see that impacting the markets for both urea as well as methanol?

Nassef Sawiris:	I think the news out of China, net-net is extremely positive in the last few months for the fertilizer industry. You have three or four events that are happening at the same time.

I think the most significant one is really not the VAT, but the creation of the implementation of a fertilizer exporter’s union that has put in some significant discipline in their approach.

So currently, they have already announced or threatened several exporters that have exported beyond the actual — the closest to their actual cost, prices close to the $270 for (prilled) and $280 FOB for granular. And that discipline in terms of the export — the exporters make a lot sense because a lot of these companies were operating at just covering their cash costs without any allowance for maintenance CapEx, or without any reasonable return for their ultimate shareholders, or any consideration for their needs to return — provide the return for their ultimate shareholders on the capitals employed.

So just operating at cash cost is usually a temporary measure and is not a sustainable scenario. So we see a lot of that happening. Some consolidation also in the Chinese fertilizer industries being talked about. So between the exporter’s union, a little bit of consolidation, you add to that the VAT and we see the Chinese situation net-net improving to a positive. A 4 percent devaluation will not really dramatically change, because a lot of their imports will end up costing higher without even taking into consideration the removal of the subsidies on the utilities.

So our view is that the news out of China on the fertilizer side is quite positive.

On the methanol side, while prices have dropped in the last few months, we believe this is a quite temporary measure. We see a higher fuel usage in China and higher methanol adaptation into the fuel system in China. We also see around six MTO plants that will generate close to 4 million tons of incremental methanol demand coming on stream in the next six to nine months.

So on both fronts, we see the news out of China as support and positive for both products.

Muneeba Kayani:	Thank you, that’s very helpful.

And then on CapEx for 2016, I know you don’t have official guidance. But roughly how should we think about it and would it be lower than this year’s CapEx now that Iowa would be largely done?

Nassef Sawiris:	I think it will be a focus around the bulk of the CapEx or all of the CapEx will be focused on the Natgasoline project. And that will be ...

Salman Butt:	... and maintenance CapEx.

Nassef Sawiris:	And we’re talking about gross CapEx here. That will be the bulk of the CapEx and will be executed in 2016 and the first two quarters of 2017. So we will probably have to take the remaining billion plus dollars and divide that over the 18 months within ’16 and ’17.

But again, these are offset by no CapEx on Iowa and the debottlenecking and Beaumont being behind us.

Muneeba Kayani:	Thank you.

Operator:	And if you would like to ask a question, please press star-one on your telephone keypad. It’s star-one if you would like to ask a question.

And we do have another question from the line of Wissam Charbel.

Wissam Charbel:	Yes, thank you very much for the call and for taking my question. It’s Wissam Charbel from Farallon.

I have two quick questions. The first one was on Egypt. I was just wondering if you could give us an idea of where the blended prices might come out on a conservative basis just for the sake of our modeling.

And the second question was just more related to, you know, going forward, once the transaction is consummated, you mentioned balance sheet flexibility. Should we be thinking about a certain leverage ratio going forward that is a target, and how should we think about kind of leverage on post-deal basis? Thank you very much.

Nassef Sawiris:	On the Egypt side, I think for 2016, we have a flexible pricing agreement on EFC that sees prices in EFC range bound related to the product pricing. And we believe that that regime will not change in 2016. Because we truly believe that within that regime, there will be zero subsidies as a result of the blended cost. If you assume 70 percent of domestic gas is being procured between $3 and $4, and the 30 percent imported gas is somewhere between $6 and $7.5 depending on Brent price, and you work it out, it comes to the (core) to $5.5 range. And I think that is something that is balanced between the seller and the buyers of industrial gas. So the agreement we think should continue and there shouldn’t be any deviation on the current regime.

On the leverage ratio, we always adopt a unique financing model which is that all projects we like to have the debt at the source and origination of the cash flow. So EFC debt is bound in Egypt by EFC. Sorfert had Algerian debt in Algeria. Iowa had a debt that is on the operating company level through bonds. The same for Beaumont.

So moving forward, it’s a bit misleading to assume that any debt on a project will impact — we’ll be looking at the total ratio. We will fund the projects that are green or brownfield projects by injecting our portion of the — our share of the equity. And we’ll look to project finance the delta.

But what is interesting is that post the consummation of the transaction, the topco, or OCI NV at the corporate level will be debt-free with all these assets generating the cash flow. So you have to continue to look at the topco level and the operating companies will continue to deleverage based on their own cash flows.

Salman Butt:	Exactly. And we are planning to put out a presentation for our investors and analysts, which will give a little more detail. So essentially it will exactly be like Nassef mentioned.

Post transaction, we ended a bit net cash position at the topco. EFC currently has net debt in the range of 630 to 650 if you — you know, minus the annual installments it will be where it is. Sorfert, which was currently at the net debt of 900 by mid-next year should be in the 650 range. And then Natgas will start borrowing next year on a non-recourse basis. So as it develops, it will consume more debt.

But on an operating level, those are the only debt that we will have post the transaction. So you know, you can assume a net debt figure of somewhere in the range of 1 to 1.1, excluding Natgas and then whatever Natgas takes.

(Wisham Sharvel):	Very helpful. Thank you very much.

Operator:	And there are no further questions at this time.

And we do have another question, sir, from the line of Neeraj Kumar.

Neeraj Kumar:	Thank you very much for taking my question. Just two questions from my side.

On the methanol side or Natgasoline, I understand you have a positive view on the methanol outlook. Could you please touch upon how the economies of Natgasoline plant has changed since the oil price has declined by more than 50 percent? And what kind of oil price you’re budgeting for like, ’17 and ’18 when your plants will actually become fully operational?

And secondly on tax expenses. For the first half, you reported positive $33 million of taxes. So how should we look at for second half and for 2016? Thanks.

Nassef Sawiris:	On Natgasoline projects, you have to understand that almost all of the methanol consumed in America is in direct correlation to the building material sector and has nothing to do with the end usage of the demand for oil. It is a direct correlation to the housing starts. It goes into products that you see all around you from resins, from glues, from — so it is not really that affected. And we believe that Natgasoline’s total production will be sold into U.S. to these exactly same suppliers of building materials that are seeing their own demand grow month after month with the evolution of a better construction climate in the U.S.

So the fundamentals haven’t changed. There is a short-term supply issue that — in Asia, as a result of some of the delays on the consumption side of the methanol to olefin in China. But as I mentioned before, there is a close to 4 million tons of incremental demand that will happen in the next six months with very little new capacity coming on stream with the exception of the Geismar plant of Methanex later in the year.

So net-net in the coming nine months, you should see the supply-demand dynamics improve dramatically.

And despite all what you have seen, we are seeing more methanol going into direct fuel in China in this current regimes, pricing regimes.

I think on the tax, on the interest, you will find in the presentation that we’re putting on the website, that also (inaudible) Salman will talk.

Salman Butt:	Let me just give you — look, a number of factors came together this half. Those were first of all we have zero tax rate in Sorfert so that brings our effective tax rate lower in any case. And then there were certain carry forwards in Iowa and because of lack of product in EBIC and lower product in EFC, we have benefited on the tax side.

Going forward, we expect all of the units to start producing in ’16, and you should assume the normal tax rates that would apply in each case based on the applicable tax rates. We may have lower actual cash outflows because of tax carry forwards, but the actual — but the tax calculations will apply as per the income generated.

Neeraj Kumar:	OK, thank you very much, very helpful.

Operator:	Again, if you would like to ask a question, press star-one on your telephone keypad. It’s star-one to ask a question.

And there are no questions.

Nassef Sawiris:	Thank you for your participation and for everybody. Thank you.

Salman Butt:	Thank you.

Operator:	And this concludes today’s conference call. You may now disconnect.

END

Forward Looking Statements

Certain statements contained herein are “forward-looking statements” that are subject to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements address certain plans, activities or events which OCI expects will or may occur in the future and relate to, among other things, the business combination transactions involving OCI, the new holding company and CF, financing of the proposed transactions, the benefits, effects and timing of the proposed transactions, future financial and operating results, the combined company’s plans, objectives, expectations (financial or otherwise) and intentions. Various risks, uncertainties and other factors could cause actual results to differ materially from those expressed in any forward-looking statement, including the possibility that the various closing conditions for the transactions may not be satisfied or waived, including the ability to obtain regulatory approvals of the transactions on the proposed terms and schedule; the risk that competing offers will be made; the failure of OCI or CF shareholders to approve the transactions; the risk that access to financing, including for refinancing of indebtedness of the new holding company or CF, may not be available on a timely basis and on reasonable terms; the outcome of pending or potential litigation or governmental investigations; the risk that the businesses will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; uncertainty of the expected financial performance of the combined company following completion of the proposed transactions; the combined company’s ability to achieve the cost savings and synergies contemplated by the proposed transactions within the expected time frame; disruption from the proposed transactions making it more difficult to maintain relationships with customers, employees or suppliers; changes in tax laws or interpretations, including but not limited to changes that could increase the new holding company’s or CF’s consolidated tax liabilities, or that would result, if the transactions were consummated, in the new holding company being treated as a domestic corporation for U.S. federal tax purposes, or that could impose U.S. federal income taxes in connection with the spin-off from OCI; and general economic conditions that are less favorable than expected. Consequently, all of the forward-looking statements made by OCI, the new holding company or CF in this and in other documents or statements are qualified by factors, risks and uncertainties, including, but not limited to, those set forth under the headings titled “Forward Looking Statements” and “Risk Factors” in CF’s most recent Annual Report on Form 10-K and subsequent Quarterly Reports on Form 10-Q filed with the Securities and Exchange Commission (the “SEC”) up to the date hereof, which are available at the SEC’s website http://www.sec.gov.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Neither OCI, the new holding company, nor CF undertake to update or revise these forward-looking statements even if experience or future changes make it clear that projected results expressed or implied in such statements will not be realized, except as may be required by law.

Important Additional Information and Where to Find It

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval.

In connection with the proposed transactions, the new holding company will file with the SEC a registration statement on Form S-4 that will include as prospectuses a shareholder circular of OCI and a preliminary proxy statement of CF. After the registration statement has been declared effective by the SEC, the shareholder circular/prospectus will be mailed to OCI shareholders and a definitive proxy statement/prospectus will be mailed to CF shareholders. INVESTORS AND SHAREHOLDERS ARE URGED TO CAREFULLY READ THESE DOCUMENTS (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO), AND ALL OTHER DOCUMENTS RELATING TO THE TRANSACTIONS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. You may obtain a copy of the shareholder circular/prospectus and the proxy statement/prospectus (when available) and other related documents filed by OCI, the new holding company and CF with the SEC regarding the proposed transactions, free of charge, through the website maintained by the SEC at www.sec.gov, by directing a request to OCI’s Investor Relations department at investor.relations@oci.nl, tel. +31 6 1825 1367, or to CF’s Investor Relations department at investorrelations@cfindustries.com, tel. +1-847-405-2550. Copies of the shareholder circular/prospectus, the proxy statement/prospectus and the filings with the SEC that will be incorporated by reference therein (when available) can also be obtained, free of charge, through OCI’s website at www.oci.nl under the heading “Investor Relations” and through CF’s website at www.cfindustries.com under the heading “CF Industries (CF) Investors” and then under the heading “SEC Filings”.

Participants in the Solicitation

OCI, the new holding company, CF and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies in favor of the proposed transactions. Information regarding the persons who may, under the rules of the SEC, be considered participants in the solicitation of proxies in favor of the proposed transactions will be set forth in the proxy statement/prospectus/shareholder circular when it is filed with the SEC. You can find information about OCI’s executive and non-executive directors in its 2014 annual report filed on April 29, 2015 available on OCI’s website at www.oci.nl under the heading “Investor Relations” and about CF’s directors and executive officers in its definitive proxy statement filed with the SEC on April 2, 2015. You can obtain free copies of these documents from OCI or CF using the contact information above.